UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. ) *
China GrenTech Corporation Limited

(Name of Issuer)
Ordinary Shares, par value US$0.00002 each

(Title of Class of Securities)
16938P 10 7

(CUSIP Number)
Mr. Yingjie Gao
16th Floor, Zhongyin Tower, Caitian North Road
Futian District, Shenzhen 518026, China
(85 755) 8350 1527

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communication)
Initial public offering as of April 4, 2006 and
ownership change in shareholder as of August 6 and 7, 2007

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:   ☐
*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:	The CUSIP number is for the American depository shares (“ADSs”) evidencing the ordinary shares in respect of which this report is made, which are held on deposit pursuant to the issuer’s depository receipt program. The ordinary shares that are the subject of this report are not held in ADS form.

SIGNATURE
INDEX TO EXHIBITS
EX-99.1 RULE 10B5-1 TRADING PLAN

CUSIP No.	16938P 10 7

1	NAMES OF REPORTING PERSONS Guoren Industrial Developments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		150,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		150,000,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	16938P 10 7

1	NAMES OF REPORTING PERSONS Mr. Yingjie Gao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		150,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		150,000,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1	Security and Issuer:
Ordinary Shares, par value US$0.00002 each, of China GrenTech Corporation Limited 16th Floor, Zhongyin Tower, Caitian North Road, Futian District, Shenzhen 518026, China

Item 2	Identity and Background:
(i)	Guoren Industrial Developments Limited, incorporated and existing under the laws of the British Virgin Islands, with its principal business and office at 16th Floor, Zhongyin Tower, Caitian North Road, Futian District, Shenzhen 518026, China. Its principal business is investment holding. Since its inception on November 18, 2003, Guoren Industrial Developments Limited has not been convicted in any criminal proceeding. Since its inception on November 18, 2003, Guoren Industrial Developments Limited was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

(ii)	Mr. Yingjie Gao, citizen of the People’s Republic of China, has a business address at 16th Floor, Zhongyin Tower, Caitian North Road, Futian District, Shenzhen 518026, China. Mr. Gao is chairman and chief executive officer of China GrenTech Corporation Limited. During the last five years, Mr. Gao has not been convicted in any criminal proceeding. During the last five years, Mr. Gao was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3	Source and Amount of Funds or Other Consideration:
As of August 6, 2007, Guoren Industrial Developments Limited allotted and issued 34,900 shares to Mr. Gao upon approval of a unanimous joint resolution of its shareholders and directors for considerations that included US$34,900 in cash of Mr. Gao’s personal funds. As of August 7, 2007, Mr. Gao further purchased the 35 shares in Guoren Industrial Developments Limited from Mr. Fan Zhang for US$41,700 in cash also of Mr. Gao’s personal funds.

Item 4	Purpose of Transaction:
The record holder of the 150,000,000 ordinary shares of the issuer is Guoren Industrial Developments Limited. Mr. Gao held 65 ordinary shares and Mr. Fan Zhang held 35 shares, each in the capital of Guoren Industrial Developments Limited at the time of the initial public offering of the issuer as of April 4, 2006. Both Mr. Gao and Mr. Zhang were directors of Guoren Industrial Developments Limited. Subsequent to the acquisition by Mr. Gao of the 35 shares in Guoren Industrial Developments Limited from Mr. Zhang, Mr. Gao became the sole shareholder of Guoren Industrial Developments Limited. Mr. Zhang resigned from the board of directors of Guoren Industrial Developments Limited and Mr. Gao has become the sole director of this company.
On August 20, 2007, Guoren Industrial Developments Limited adopted a Rule 10b5-1 Trading Plan, as amended on December 14, 2007, a copy of which is attached as Exhibit 99.1 hereto.

Item 5	Interest in Securities of the Issuer:
There is no change in the ownership in the issuer held by Guoren Industrial Developments Limited, i.e. 150,000,000 ordinary shares, par value US$0.00002 each, representing approximately 24.0% of the issued share capital of the issuer, as disclosed herein. Both Mr. Yingjie Gao and Guoren Industrial Developments Limited have sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition with respect to such ordinary shares in the issuer.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:
None.

Item 7	Material to be Filed as Exhibits:
Written plan for trading securities of the issuer pursuant to Rule 10b5-1(c)(1)(i)(A) as Exhibit 99.1

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2008
(Date)

Guoren Industrial Developments Limited
/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Sole Director

Yingjie Gao
/s/ Yingjie Gao
Yingjie Gao

INDEX TO EXHIBITS

Exhibit
Number	Description

99.1	Rule 10b5-1 Trading Plan dated August 20, 2007, as amended on December 14, 2007